UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507, HCAR, No. 26623, December 12,
1996, File No. 70-8507).

(1)  BALANCE SHEET AS OF MARCH 31, 1998:

          Attached as Exhibit A.

(2)  TWELVE MONTH INCOME STATEMENT ENDING MARCH 31, 1998:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED MARCH 31, 1998, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the first quarter of 1998, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213), August 7, 1995 (HCAR. No. 26354) and December 12, 1996
(HCAR. No. 26623) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in limited preliminary development activities for EWGs and FUCOs, primarily to preserve existing value in these projects. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs. On December 12, 1996, this authority was extended to December 31, 1997 with the authorized amount of investment reduced to $200 million. The Commission extended the authority to December 31, 1998 on December 30, 1997.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project in the Republic of Argentina.
Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 83% of the issued and outstanding common stock of Ave Fenix. On January 27, 1997, Ave Fenix closed on a $44 million term loan. Charter Oak is in the process of selling its interest in this project.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas. Charter Oak sold its interest in this project on May 5, 1998.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.

(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING MARCH 31, 1998.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending March 31, 1998 is approximately $12.5 million.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille

Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
May 22, 1998


                                                            EXHIBIT A
               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------
                                                      March 31,
                                            ---------------------------
                                                1998           1997
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             52             50
                                            ------------   ------------
         Total net utility plant                      -              2
                                            ------------   ------------
Current Assets:
  Cash                                            1,989          1,738
  Accounts receivable                                -              84
  Accounts receivable from affiliated
  companies                                          -               9
  Taxes receivable                                4,603          1,843
  Investments held for sale                      38,382         87,286

                                            ------------   ------------
                                                 44,974         90,960
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes               1,084            130
  Deferred development costs                      4,053          6,611
  Other                                             319            496
                                            ------------   ------------
                                                  5,456          7,237
                                            ------------   ------------
       Total Assets                         $    50,430    $    98,199
                                            ============   ============
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                      109,344        115,142
  Retained earnings                             (59,786)       (19,071)
                                            ------------   ------------
    Total capitalization                         49,558         96,071
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                  -              (56)
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  140            474
  Accounts payable to affiliated companies          693            750
  Taxes accrued                                      25            663
  Other                                              14            297
                                            ------------   ------------
                                                    872          2,184
                                            ------------   ------------
    Total Capitalization and Liabilities    $    50,430    $    98,199
                                            ============   ============

                                 EXHIBIT B

                CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Twelve Months Ended
                                                      March 31,
                                              ---------------------------
                                                  1998          1997
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         7,453          5,011
  Depreciation                                        725            443
  Federal and state income taxes                   (3,460)        (1,568)
  Taxes other than income taxes                       248             26
                                              ------------   ------------
     Total operating expenses                       4,966          3,912
                                              ------------   ------------
Operating Loss                                     (4,966)        (3,912)
                                              ------------   ------------

Other (Loss)/Income:
  Investment (loss)/income                         (5,811)         2,002
  Other, net                                       (1,573)           (75)
  Loss on sale of investments                      (3,344)            -
  Reserve for the loss on sale of COE
  Ave Fenix Corp,'s investment in
   Ave Fenix Energia, S.A.                        (25,000)            -
                                              ------------   ------------
    Total other (loss)/income                     (35,728)         1,927
                                              ------------   ------------
     Loss before interest charges                 (40,694)        (1,985)
                                              ------------   ------------

Interest Charges                                       21             15
                                              ------------   ------------

Net Loss                                      $   (40,715)   $    (2,000)
                                              ============   ============

















                                        EXHIBIT C
                        Charter Oak Energy and Subsidiaries
                         Detail of Intercompany Services
                      Twelve Months Ended March 31, 1998

                              Charter Oak Energy
                              ------------------
                                                           NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO     Charter Oak staff                   3,705,419  331,847   4,037,266
        Accounting and financial services        31,612    6,310      37,922
          Legal services                          6,625   39,254      45,879
          Miscellaneous                          25,331    4,845      30,176
                                              ------------------------------
               Total NUSCO Services            3,768,987   382,256  4,151,243
                                              ------------------------------
NU PARENT Retainer Fee                                 0   200,000   200,000
                                              ------------------------------
               Total NU PARENT Services                0   200,000   200,000

CL&P      Miscellaneous                                0      (705)     (705)
          Reallocate Refund of CCBT Audit              0   (75,518)  (75,518)
          State of Connecticut Tax                     0     1,071     1,071
                                              ------------------------------
               Total CL&P Services                     0   (75,152)  (75,152)
                                              ------------------------------

COE TEJONA  Outside Services                           0       428       428
                                              ------------------------------
               Total COE Tejona Services               0       428       428
                                              ------------------------------
CHARTER OAK
 DEVELOPMENT CORP
          Legal services                               0   697,634   697,634
          CT Use Tax Recoupment                        0  (107,816) (107,816)
          Outside Services                             0     4,749     4,749
          Miscellaneous                                0    11,945    11,945
                                              ------------------------------
               Total COD Services                      0   606,512   606,512
                                              ------------------------------

          Total Services Provided              3,768,987 1,114,044 4,883,031
                                              ==============================



                            Charter Oak Paris, Inc.
                            -----------------------
                                                            NON-
Service Provided By- Type of Services Provided-   PAYROLL   PAYROLL    TOTAL
----------------------------------------------------------------------------

CL&P     Miscellaneous                                0    (7,628)   (7,628)
                                              ------------------------------
              Total CL&P Services                     0    (7,628)   (7,628)
                                              ------------------------------

              Total Services Provided                 0    (7,628)   (7,628)
                                              ==============================

                             COE Development Corp.
                             ---------------------
                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO    Charter Oak staff                      289,453   188,947   478,400
         Legal services                               0    20,758    20,758
         Miscellaneous                              385         0       385
                                              ------------------------------
              Total NUSCO Services              289,838   209,705   499,543
                                              ------------------------------

CL&P     Employee Expenses                        1,502       288     1,790
        Reallocate CCB Tax Paid 1994,5,6              0   589,758   589,758
          Outside Services                            0        18        18
                                              ------------------------------
              Total CL&P Services                 1,502   590,064   591,566
                                              ------------------------------
CHARTER OAK
 ENERGY       Miscellaneous                           0       149       149
         CT Use Tax Adjustment                        0    (5,310)   (5,310)
         Outside Services                             0        11        11
                                              ------------------------------
              Total COE Services                      0    (5,150)   (5,150)
                                              ------------------------------

         Total Services Provided                291,340   794,619 1,085,959
                                             ==============================

                                COE (UK) Corp.
                                --------------
                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO   Charter Oak staff                          905     1,280     2,185
        Accounting and Financial Services          103         0       103
                                             ------------------------------
             Total NUSCO services                1,008     1,280     2,288
                                             ------------------------------

             Total Services Provided             1,008     1,280     2,288
                                            ==============================


                             COE Argentina I Corp.
                            ----------------------

                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
--------------------------------------------------------------------------
NUSCO
       Accounting Staff                            71         0        71
                                            -----------------------------
            Total NUSCO services                   71         0        71

CL&P  Reallocate CCB Tax Paid 1996                  0       242       242
                                           ------------------------------
          Total CL&P Services                       0       242       242


            Total Services Provided                71       242       313
                                           ==============================



                              COE (GENCOE) Corp.
                            ----------------------

                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
----------------------------------------------------------------------------
NUSCO   Miscellaneous                              141         0       141
                                               -----------------------------

             Total Services Provided               141         0       141
                                              ==============================


                            COE Argentina II Corp.
                            ----------------------

                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
--------------------------------------------------------------------------
NUSCO  Miscellaneous                                0    11,083    11,083
       Charter Oak Staff                       20,182    10,928     9,254
                                            -----------------------------
            Total NUSCO Services               20,182       155    20 337


CL&P  Reallocate CCB Tax Paid 1996                  0    (6,248)   (6,248)
                                           ------------------------------
          Total CL&P Services                       0    (6,248)   (6,248)

COE Development
       Outside Services                             0    35,305    35,305

     Total COE Development Services                 0    35,305    35,305

                                            ------------------------------

            Total Services Provided            20,182    29,212    49,394
                                            ==============================


                               COE Tejona Corp.
                               ----------------
                                                           NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO    Miscellaneous                              483         0       483
         Internal Audit                           1,085         0     1,085
         Accounting Services                        106         0       106

         Wholesale Marketing                      8,276     1,269     9,545
         Charter Oak Staff                      142,439    29,262   171,701
         Legal Services                               0       836       836
                                             ------------------------------
              Total NUSCO Services              152,389    31,367   183,756


CL&P  Reallocate CCB Tax Paid 1996                    0       302       302
      Employee Expenses                           4,322     1,863     6,185
                                             -------------------------------
            Total CL&P Services                   4 322     2,165     6,487
                                              ------------------------------

COE Development
       Charter Oak Staff                              0    33,677    33,677
         Outside Services                             0       294       294
         CT Use Tax Recoupment                        0   (88,256)  (88,256)
         Legal Services                               0     3,107     3,107
                                             ------------------------------
         Total COE Development Services               0   (51,178)  (51,178)


CHARTER OAK
 ENERGY   Charter Oak Staff                           0     1,014     1,014
         Legal Services                               0       115       115
          Outside Services                            0       543       543
                                             ------------------------------
              Total COE Services                      0     1,672     1,672
                                             ------------------------------
              Total Services Provided           156,711   (15,974)  140,737
                                             ==============================

                              COE AVE FENIX Corp.
                               ----------------
                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO   Wholesale Marketing                          0        19        19
        Charter Oak Staff                       26,544     6,077    32,621
        Outside Services                             0        63        63
                                            ------------------------------
             Total NUSCO Services               26,544     6,159    32,703


CL&P  Reallocate CCB Tax Paid 1996                    0      242       242
                                             -----------------------------
          Total CL&P Services                         0      242       242
                                            ------------------------------

COE Development
        Charter Oak Staff                            0     9,229     9,229
        Outside Services                             0     8,282     8,282
        CT Use Tax Recoupment                        0   (51,832)  (51,832)
        Miscellaneous                                0       120       120
                                             ------------------------------
        Total COE Development Services               0   (34,201)  (34,201)

             Total Services Provided            26,544   (27,800)   (1,256)
                                             ==============================